CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$1,670,000	$51.27

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $437,623.21 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $51.27 offset against the registration fee due for this offering and of which $437,571.94 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 714 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 54-IV dated May 4, 2007	Registration Statement No. 333-130051 Dated September 25, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $1,670,000 Return Enhanced Notes Linked to the iShares® MSCI Brazil Index Fund due October 31, 2008

General

  The notes are designed for investors who seek a return of three times the appreciation of the iShares® MSCI Brazil Index Fund up to a maximum total return on the notes of 35.52% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index Fund declines, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing October 31, 2008†.
  Payment is linked to the iShares® MSCI Brazil Index Fund as described below. You may lose some or all of your investment.
  Minimum denominations of $1,000 and integral multiples thereof.
  The terms of the notes as set forth in “Key Terms” below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 54-IV, shall supersede the terms set forth in product supplement no. 54-IV.
  The notes priced on September 25, 2007and are expected to settle on or about September 28, 2007.

Key Terms

Index Fund:	iShares® MSCI Brazil Index Fund (the “Basket Fund” or “Index Fund”) The return of the Index Fund reflects, in part, all dividends paid on the equity securities held by the Index Fund.
Underlying Index:	The MSCI Brazil Index (the “Underlying Index”)
Upside Leverage Factor:	3
Payment at Maturity:

If the MSCI Brazil Final Share Price is greater than the MSCI Brazil Initial Share Price, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the MSCI Brazil Return multiplied by three, subject to a Maximum Total Return on the notes of 35.52%. For example, if the MSCI Brazil Return is more than 11.84%, you will receive the Maximum Total Return on the notes of 35.52%, which entitles you to a maximum payment at maturity of $1,355.20 for every $1,000 principal amount note that you hold. Accordingly, if the MSCI Brazil Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (MSCI Brazil Return x 3)]

Your investment will be fully exposed to any decline in the Index Fund. If the MSCI Brazil Final Share Price declines from the MSCI Brazil Initial Share Price, you will lose 1% of the principal amount of your notes for every 1% that the MSCI Brazil Final Share Price declines beyond the MSCI Brazil Initial Share Price. Accordingly, if the MSCI Brazil Return is negative, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x MSCI Brazil Return)
You will lose some or all of your investment at maturity if the MSCI Brazil Final Share Price declines from the MSCI Brazil Initial Share Price.
MSCI Brazil Return:	MSCI Brazil Final Share Price – MSCI Brazil Initial Share Price MSCI Brazil Initial Share Price
MSCI Brazil Initial Share Price:	The closing price of one share of the Index Fund on the pricing date, which was $71.25.
MSCI Brazil Final Share Price:	The closing price of one share of the Index Fund on the Observation Date times the Share Adjustment Factor on such date.
Share Adjustment Factor:

1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 54-IV for further information about these adjustments.

Observation Date:	October 28, 2008†
Maturity Date:	October 31, 2008†
CUSIP:	48123J7J2
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 54-IV.

Investing in the Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-11 of the accompanying product supplement no. 54-IV and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$21.90	$978.10

Total	$1,670,000	$36,573	$1,633,427

(1)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $21.90 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other dealers of $10.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-125 of the accompanying product supplement no. 54-IV.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

September 25, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 54-IV dated May 4, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated September 24, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 54-IV, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 54-IV dated May 4, 2007:
   http://www.sec.gov/Archives/edgar/data/19617/000089109207001766/e27198_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive MSCI Brazil Return by three, up to the Maximum Total Return on the notes of 35.52%, or $1,355.20 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  DIVERSIFICATION OF THE iSHARES® MSCI BRAZIL INDEX FUND — The return on the notes is linked to the iShares® MSCI Brazil Index Fund. The iShares® MSCI Brazil Index Fund is a registered investment company that seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Brazilian market, as measured by the MSCI Brazil Index. The MSCI Brazil Index is an equity benchmark for Brazilian stock performance, and is designed to measure equity market performance in Brazil. For additional information about the Index, see the information set forth under “The iShares® MSCI Brazil Index Fund” in the accompanying product supplement no. 54-IV.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 54-IV. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” that, subject to the discussion of the “constructive ownership” rules in the next sentence, generates long-term capital gain or loss if held for more than one year for U.S. federal income tax purposes, whether or not you are an initial purchaser of notes at the issue price. However, a portion of any gain on the sale or settlement of the notes after one year could be treated as subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code, in which case the tax consequences of selling or settling the notes could be significantly and adversely affected. Code Section 1260 generally applies if an investor enters into a “constructive ownership transaction” with respect to a “pass-thru” entity. It is not clear whether a holder’s ownership of a note will constitute a “constructive ownership transaction.” If so, any long-term capital gain recognized in respect of the note in excess of the “net underlying long-term capital gain” (as defined in Code Section 1260) will be treated as ordinary income, and an interest charge will apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. If a note is treated as a constructive ownership transaction, there will be a presumption that all long-term capital gain is subject to recharacterization as ordinary income unless the contrary is demonstrated by clear and convincing evidence. Therefore, any long-term capital gain you realize on sale, exchange or redemption of such a note that exceeds the amount of long-term capital gain you can establish would have been realized if you had invested $1,000 per note in Index Fund shares at the issue date and sold them at the sale, exchange or redemption date could be recharacterized as ordinary income and subject to an interest charge. Our special tax counsel is unable to express any opinion as to whether or to what extent the constructive ownership rules might apply to an investment in the notes.
  In addition, the Internal Revenue Service or a court may not respect the characterization and treatment of the notes as an “open transaction,” in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including the possible application of the constructive ownership rules as well as possible alternative treatments.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund or any of the equity securities held by the Index Fund. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 54-IV dated May 4, 2007.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index Fund and will depend on whether, and the extent to which, the MSCI Brazil Return is positive or negative. Your investment will be fully exposed to any decline in the MSCI Brazil Final Share Price as compared to the MSCI Brazil Initial Share Price.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the iShares® MSCI Brazil Index Fund	PS-1
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the MSCI Brazil Final Share Price is greater than the MSCI Brazil Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 35.52%, regardless of the appreciation in the Index Fund, which may be significant.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the Index Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Index Fund, the notes will be exposed to currency exchange rate risk with respect to each of the countries represented in the Index Fund. Your net exposure will depend on the extent to which the currencies of the equity securities held by the Index Fund strengthen or weaken against the U.S. dollar and the weighting of equity securities denominated in such currencies in the Index Fund. If, taking into account such weighting, the U.S. dollar strengthens against the respective component currencies, the net asset value of the Index Fund will be adversely affected and the payment at maturity, if any, may be reduced.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index Fund would have.
  THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND — Although shares of the Index Fund are listed for trading on the New York Stock Exchange (the “NYSE”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, Barclays Global Fund Advisors, which we refer to as BGFA, is the Index Fund’s investment adviser. The Index Fund is subject to management risk, which is the risk that BGFA’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Pursuant to its investment strategy or otherwise, BGFA may add, delete or substitute the equity securities held by the Index Fund. Any of these actions could adversely affect the price of the shares of the Index Fund and consequently the value of the notes.
  DIFFERENCES BETWEEN THE INDEX FUND AND THE MSCI BRAZIL INDEX — The Index Fund does not fully replicate the MSCI Brazil Index, may hold securities not included in the MSCI Brazil Index and will reflect transaction costs and fees that are not included in the calculation of the MSCI Brazil Index, all of which may lead to a lack of correlation between the Index Fund and the MSCI Brazil Index. In addition, because the shares of the Index Fund are traded on the NYSE and are subject to market supply and investor demand, the market price per share of the Index Fund may differ from the net asset value per share of the Index Fund.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index Fund;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index Fund;
    interest and yield rates in the market generally as well as in the markets of the equity securities held by the Index Fund;
    the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and each of the equity securities held by the Index Fund are denominated; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the iShares® MSCI Brazil Index Fund	PS-2

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index Fund?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an MSCI Brazil Initial Share Price of $70.00 and reflect the Maximum Total Return on the notes of 35.52%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

MSCI Brazil Final Share Price	MSCI Brazil Return	Total Return

$126.00	80.00%	35.52%
$115.50	65.00%	35.52%
$105.00	50.00%	35.52%
$98.00	40.00%	35.52%
$87.50	25.00%	35.52%
$84.00	20.00%	35.52%
$80.50	15.00%	35.52%
$78.29	11.84%	35.52%
$77.00	10.00%	30.00%
$73.50	5.00%	15.00%
$71.75	2.50%	7.50%
$70.70	1.00%	3.00%
$70.00	0.00%	0.00%
$66.50	-5.00%	-5.00%
$63.00	-10.00%	-10.00%
$56.00	-20.00%	-20.00%
$49.00	-30.00%	-30.00%
$42.00	-40.00%	-40.00%
$35.00	-50.00%	-50.00%
$28.00	-60.00%	-60.00%
$21.00	-70.00%	-70.00%
$14.00	-80.00%	-80.00%
$7.00	-90.00%	-90.00%
$0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of the Index Fund increases from the MSCI Brazil Initial Share Price of $70.00 to an MSCI Brazil Final Share Price of $73.50. Because the MSCI Brazil Final Share Price of $73.50 is greater than the MSCI Brazil Initial Share Price of $70.00 and the MSCI Brazil Return of 5% multiplied by 3 does not exceed the Maximum Total Return of 35.52%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 3)] = $1,150

Example 2: The closing price of the Index Fund increases from the MSCI Brazil Initial Share Price of $70.00 to an MSCI Brazil Final Share Price of $84.00. Because the MSCI Brazil Final Share Price of $84.00 is greater than the MSCI Brazil Initial Share Price of $70.00 and the MSCI Brazil Return of 20% multiplied by 3 exceeds the Maximum Total Return of 35.52%, the investor receives a payment at maturity of $1,355.20 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The closing price of the Index Fund decreases from the MSCI Brazil Initial Share Price of $70.00 to an MSCI Brazil Final Share Price of $56.00. Because the MSCI Brazil Final Share Price of $56.00 is less than the MSCI Brazil Initial Share Price of $70.00, the MSCI Brazil Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -20%) = $800

JPMorgan Structured Investments — Return Enhanced Notes Linked to the iShares® MSCI Brazil Index Fund	PS-3

Historical Information

The following graph sets forth the historical performance of the iShares® MSCI Brazil Index Fund based on the weekly closing price of one share of the Index Fund from January 4, 2002 through September 21, 2007. The closing price of one share of the Index Fund on September 25, 2007 was $71.25. We obtained the Index Fund closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical closing prices per share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the Index Fund closing price on the Observation Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the iShares® MSCI Brazil Index Fund	PS-4